May 4, 2007

Via Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549
Mail Stop 7010

Attn.: Anne Nguyen Parker

Re:	American Dairy, Inc.
Amendment No. 6 to Registration Statement on Form S-1 Filed April 17, 2007 File No. 333-128075

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the "Commission") to Amendment No. 6 to the Registration Statement on Form S-1 (the “Registration Statement”) of American Dairy, Inc. (the "Company") by letter dated April 27, 2007 to Mr. Leng You-Bin, the Company's President, and have set forth below the Company's responses. The responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response. We are transmitting herewith Amendment No. 7 (the “Amendment”) to the Registration Statement which reflects, where appropriate, revisions pursuant to the staff’s the comments.

Form S-1

General

1.
Comment:

We note your disclosure on page F-20 in Note 13 to your audited financial statements for the year ended December 31, 2006 that you are in violation of certain loan covenants which require insurance, and as a result you are considered to be in default on all of your long term debt ($16,936,654 at Dec. 31, 2006), which is due upon demand. Please provide a risk factor that discloses the existing risk and the risk to your ability to obtain future financing given that you self insure. In addition, add appropriate disclosure to your MD&A, including the liquidity section, that discusses the defaults and addresses how you would meet any demands for payment prior to maturity of the debt. Please state whether any lenders have made any demands upon you for payment and summarize any discussions you have had with your lenders in regard to your default.

Securities and Exchange Commission
May 4, 2007

Response: The Company has added the requested disclosure at pages 7 and 32.

2.
Comment:

We note disclosure in the Form 8-K filed November 3, 2006 relating to the $18.2 million financing of convertible notes. Specifically, we note your statement that you must file a registration statement on Form S-1 within three months of the closing date of the issuance, registering all of the shares issuable upon conversion of the notes and warrants (plus any additional amount of shares which result from an anti-dilution adjustment). We also note your disclosure that in the event that you fail to meet your registration obligations to the investors or if the SEC does not declare any registration statement filed pursuant to the registration rights agreement effective within 120 days of the filing thereof, you are subject to cash penalties of 2% of the then outstanding principal on the notes for each month of such delinquency. Please provide updated disclosure regarding the status of your obligation with respect to this transaction. Disclose, if applicable the amount of penalties accrued to date. Please also file the material agreements relating to this financing. Finally, if the securities issuable pursuant to this transaction have been included in this registration statement, please include appropriate disclosure to this effect in the “Selling Stockholders” section.

Response:
The Company has updated the disclosure to reflect that it has the registration requirement and that it has obtained waivers of this obligation to date. The Company has also added the related agreements as exhibits to the Amendment and incorporated them by reference to the exhibits filed with the 8-K/A filed on October 10. The securities underlying the referenced convertible notes and warrants are not being registered in the Registration Statement and the holders of the notes and warrants are not included in the Selling Stockholders section. (See page 31.)

3.
Comment:

When responding to comments, please provide the page number of the registration statement that contains your response. In addition, please redline all changes made in your next amendment to the disclosure in amendment No. 6. For example, we note that you did not redline changes made to page 32, the exhibit table, or the undertakings section. Please also file another redlined version of amendment No. 6 that shows all changes made from amendment No. 5.

Securities and Exchange Commission
May 4, 2007

Response: The staff’s comment is duly noted. The Company has included the relevant page numbers as appropriate and will refile the redlined version of Amendment No. 6.

4.
Comment:

We note your response to our prior comment 2 on page 32. Please identify the investor and the expected amount of financing. Please file the term sheet as an exhibit.

Response:

As discussed in our telephone conversation with the staff, the Company has determined that the term sheet itself is not required to be filed for several reasons. Firstly, the terms of the financing have changed significantly since the execution of the term sheet as they have been negotiated heavily. When and if the financing closes and is funded, the Company intends to file a Current Report on Form 8-K disclosing all material terms and filing all material agreements as exhibits thereto. At this point, the Company believes that filing the term sheet would actually be misleading to investors because of the changes in the terms. Secondly, the term sheet itself is non-binding except for the two binding provisions which are already disclosed in the Registration Statement and in the Form 8-K filed in connection therewith. The only reason the Company believed it appropriate to file the Form 8-K was to disclose these two material binding provisions. Moreover, because of confidentiality provisions contained in the term sheet, its filing would necessitate a confidential treatment request and by the time such a request were reviewed and granted, the definitive deal would either be closed or abandoned. Based upon the foregoing, the Company believes it would be inappropriate to file the term sheet as an exhibit to the Registration Statement or to disclose its non-binding terms as if it were a binding material agreement.

Prospectus Summary

5.
Comment:

We note that you do not have any operations in the U.S. Please tell us why you chose the name “American Diary.” In addition, please add a statement to the end of the second paragraph that explicity states you have no operations in the U.S.

Response:

The Company chose the name “American Dairy” to reflect the fact that it is an American holding company and that its business structure and operations are patterned after an American model which it believes inspires confidence both with investors and with its customer base in China. Management’s vision for the Company is based upon the American corporate model with its structure, transparency and governance norms which are attractive to investors. In addition, on the operations side, the Company’s management believes that American manufacturing processes in general maintain a higher standard of quality and efficiency with the kind of modern machinery and equipment which the Company is putting in place in China. In particular, the dairy industry in the United States is at a level of maturity where it is highly regarded in China for its superior products. The Company has added the requested statement at the end of the second paragraph on page 2.

Securities and Exchange Commission
May 4, 2007

6.	Comment: Please remove the first sentence of the fifth paragraph in regard to the population of China. Response: The Company has removed the sentence as requested.

7.
Comment:

We note that Wall Street Journal Article you cite is dated February 28, 2003. In addition, please provide more recent support for your statements that the Chinese government is encouraging and promoting the use of milk products or else remove this language.

Response:

The Company has added more updated information to this paragraph, including more recent support for the statement that government encouragement is a factor in increasing demand.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of Years Ended December 31, 2006 and 2005, page 25

8.
Comment:

We note that sales of the nucleotides series of products increased by 12% from 2006 over 2005 and by 10% from 2005 to 2004. We also note that sales of rice cereal dropped by 7% from 2005 to 2006, and that 2005 was the first year you sold rice cereal. Please explain the reasons for the changes in sales and your expectation for the mix of product sales in the future. In that regard we refer you to Item 303(a)(3)(ii) and (iii) of Regulation S-K.

Securities and Exchange Commission
May 4, 2007

Response: The Company has added the requested disclosure on page 26.

9.
Comment:

Please break out and explain what products comprise the “other” category, which makes up 15% of your sales.

Response:

The Company has added the requested disclosure in the form of footnotes to each of the product tables on pages 25 and 28.

Liquidity, page 32

10.
Comment:

We note that your $2 million loan with the China Construction Bank matured on February 28, 2007. Please state whether you have paid the loan, and if so, the source of funding. We also note that your other loans with the bank mature in July 2007. Please address how you will find the amounts due upon maturity and how this will affect future liquidity.

Response:

The Company has added a statement indicating that the loan has been renewed although no further documentation has been signed in connection with the renewal. The Company expects to be able to pay all of these loans out of the proceeds of its pending financing. (See page 32.)

Executive Compensation, page 49

11.
Comment:

Please provide a footnote to the stock awards column disclosing all assumptions made in the valuation of each of the awards as required by the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response:

The Company has added disclosure to the CD&A indicating that the shares were valued based on the market closing price on the date they were issued and not subject to vesting or other risk of forfeiture. Based upon this, no assumptions were necessary pursuant to FAS 123R nor is any further disclosure required under the referenced instructions. (See pages 49 and 50.)

Securities and Exchange Commission
May 4, 2007

12.
Comment:

We note your response to prior comment 17 and reissue it in part. Please provide a narrative discussion that follows this table of any material facts necessary to an understanding of the information disclosed in the table. As an example only, in regard to the Stock Awards noted in the table, please provide a general description of the formula or criteria applied in determining the amounts payable and provide the vesting schedule, or state that there is none. State whether there are any performance based conditions or any other material conditions applicable to the award. Please refer to Item 402(e)(1) of Regulation S-K.

Response:

The Company has added a statement that the awards are not subject to vesting and has supplemented the narrative discussion as much as possible. As stated in the discussion, the amounts were based partly on the economic needs of the officers receiving the compensation and partly on the company’s performance (and, by definition, the value of the shares). Given the relative simplicity and size of the Company’s operations during these years and the relatively small amount of the awards, the Company did not apply any specific formula or complex method for calculating compensation. The Company does not believe any additional disclosure is necessary to an investor’s understanding of the amounts in the table. (See page 50.)

Compensation Discussion and Analysis, page 49

13.	Comment: We note your response to prior comment 19 and reissue it in part. Specifically, expand your disclosure to address and clarify the following:

•
In regard to the stock awards for past years, explain how the amount of each stock award was determined, including an discussion of why the stock awards for each named executive officer were the same for 2006;

•	Discuss the basis upon which the average base salary increase for each year was determined;

•
Identify the peer group to which you have compared your policies. We note that you state that “…we continually evaluate and compare our compensation to other companies of similar size and scale of operations;”

Securities and Exchange Commission
May 4, 2007

•	State when you expect to hire a compensation consultant and when you expect to have completed the reexamination of your compensation program.

•	Response: The Company has expanded the disclosure to the extent possible. (See page 50.)

14.
Comment:

We note your statement that you plan to pay each of your Chief Executive Officer and Chief Financial Officer $200,000 for services rendered in 2007. Please separately explain the bases upon which the salary increase was determined to be appropriate for each officer. We note your statements that you determine executive salaries based upon job responsibilities and individual experience and also benchmark the amounts paid against similar companies and industries. Identify the similar companies and industries you used as a benchmark for each officer.

Response:
The Company has supplemented the disclosure to the extent possible. (See page 50.)

15.
Comment:

In regard to your statement that you will determine incentive compensation after consultation with a compensation consultant, we remind you of your need to disclose any new compensatory plan or grant or award thereunder under Item 5.02 of Form 8-K.

Response:

The staff’s comment is duly noted.

16.
Comment:

We note your response to our prior comment 22 in regard to the tables required by Item 402(d) and (f) of Regulation S-K and that the stock awards have no vesting restrictions. It appears that the number of shares of stock granted is required by column (i) of the table required by Item 402(d). Please advise.

Response:

The Company has added the requested table on page 50.

Securities and Exchange Commission
May 4, 2007

Board Compensation, page 50

17.
Comment:

We note your response to our prior comment 22 in regard to director’s compensation and reissue it in part. Please provide in a footnote to the table the information required by Instruction to Item 402(k)(2)(iii) and (iv) of regulation S-K, including the grant date fair value of each equity award computed in accordance with FAS 123R and the aggregate number of stock awards outstanding at fiscal year end.

Response:

Because the awards are not valued using any estimates or assumptions, the Company does not believe that such a footnote is required. The Company has added a statement at the end of the table indicating that the shares are not subject to vesting or forfeiture. (See page 51.)

18.
Comment:

Please provide the narrative to the director compensation table as required by Item 402(k)(3) of Regulation S-K.

Response:

The Company does not believe that the narrative discussion in this instance is either necessary or helpful for an investor’s understanding of the directors’ compensation. The directors’ compensation is basically uniform and is not based on any pre-arrangement or segmented between board versus committee service.

19.
Comment:

We note your disclosure on page F-22 that in 2006 you issued 103,370 shares of restricted common stock valued at $1,262,625 for bonuses to directors and to others for consulting services. Please revise the table required by Item 402(k) to disclose these issuances.

Response:

The Company has already included the required table reflecting the issuances to directors and does not believe that the table is intended to reflect issuances to consultants who are not directors.

Securities and Exchange Commission
May 4, 2007

Undertakings, page II-10

20.
Comment:

We note your response to our prior comment 23, and reissue it. Please revise your undertakings to provide the language required by Item 512 of Regulation S-K.

Response:

The Company has included all required undertakings.

Form 10-K for fiscal year ended December 31, 2006

General

21.
Comment:

Please amend your Form 10-K to make all changes necessary to correspond to your changes to the S-1.

Response:

The Company is revising the Form 10-K as requested and intends to refile it within ten days of the staff’s letter as requested.

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Compensation Plan, page 17

22.
Comment:

It appears that disclosure regarding stock option and warrant awards made under the 2003 Incentive Plan was not included. Please revise the document to include this information.

Response:

The Company has added the requested disclosure.

Securities and Exchange Commission
May 4, 2007

14. Minority Interest, page F-21

23.
Comment:

We note your statement that “In 2006, the effect of increasing the registered capital funded was to dilute the equity holding of the minority interest from 40% to 3%.” Please tell us and expand your disclosure to explain what you mean by this statement and how you accounted for the dilution of the minority interest.

Response:

The Company has amended Note 14 to read as follows:

At December 31, 2005, the minority interest represents the proportionate share (40%) of equity of Shanxi Feihesantai Biotechnology Scientific and Commercial Co., Limited Shanxi) owned by Licheng Santai Technology Enterprises Co., Limited. At December 31, 2005, the Company owned 60% of Shanxi’s registered capital stock. In 2006, the Company made additional capital contributions to the funded registered capital, which increased its ownership to 97%. The Company subsequently acquired the remaining 3% minority interest for a total cash consideration of $1,918,841. The purchase price for the acquired minority interest in the assets and liabilities of Shanxi was allocated as follows:

The amounts paid in excess of the fair value of the net assets acquired has been recorded as goodwill as of December 31, 2006.

Securities and Exchange Commission
May 4, 2007

24.
Comment:

We note from your disclosure that you acquired all of the minority interest during 2006 with a payment to the minority interest holders and that the amount in excess of the carrying value of the minority interest acquired resulted in good will of $1,460,695. As noted in paragraph 14 of FAS 141, the “acquisition of some or all of the noncontrolling interests in a subsidiary - whether acquired by the parent, the subsidiary itself, or another affiliate - shall be accounted for using the purchase method.” As such, please describe to us how you accounted for this transaction and explain why it is appropriate to report goodwill.

Response:

In applying the purchase method to the acquisition of the remaining minority interest in Shanxi the Company evaluated the fair value of the associated assets and liabilities associated with the acquired minority interest including an evaluation of potential identifiable intangible assets. Based on this evaluation fair value was found to approximate the carrying value of the net assets acquired. Accordingly the Company allocated the excess of the purchase price over the estimated fair value of the net assets acquired to goodwill.

Very truly yours,

/s/ Jeffrey A. Rinde

cc:	Jennifer Goeken Donna Levy